UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of           April          , 20 07
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934     Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE
TELKOM GIVES HIGHLIGHT OF FIRST QUARTER 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date April 30, 2007	By	/s/ Harsya Denny Suryo
(Signature)
Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No. TEL 340 /PR000/COM-10/2007
TELKOM GIVES HIGHLIGHT OF FIRST QUARTER 2007
Jakarta, April 29, 2007 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) has announced that it will not be able to file its un-audited consolidated First Quarter 2007 financial Statements to BAPEPAM (Capital Market Supervisory Agency) by April 30, 2007 as mentioned in Bapepam’s Ruling No.VIII.G.7.
The company is in the process of finalizing its audited year end 2006 financial report and will release the Q1/2007 report together with the company’s audited year end 2006 financial report.
However, TELKOM has provided an update to the public a highlight of its Q1/2007 financial and operational performance as shown below:

	Q1/2006	Q1/2007	Growth
			(%)
Operating Revenue (Rp billion)	11,817	14,509	22.8
Operating Expense (Rp billion)	6,239	8,403	34.7
Operating Income (Rp billion)	5,577	6,106	9.5
Net Income (Rp billion)	3,460	3,042	-12.1
EBITDA (Rp billion)	7,890	8,734	10.7
EBITDA Margin (%)	67%	60%	-6.6

Subscriber (thousand):
Wireline	8,688	8,705	0.2
Wireless	3,103	4,596	48.1
Cellular	26,951	38,903	44.3
Speedy	6	23	283.3
With regard to the comparison of the highlights above, the company since January 1, 2007 has already implemented the interconnection tariff scheme previously based on a revenue sharing scheme to a cost based scheme as stipulated in the Ministerial Decree No.8/Per/M.KOMINFO/02/2006. This new interconnection tariff scheme has resulted in an increase in revenue and at the same time an increase in expenses which has impacted the EBITDA Margin percentage.
On the other hand, if the company had applied the cost base interconnection scheme in the First Quarter of 2006, the EBITDA Margin 2006 would have been as high 64% and the revenue and expenses would increase by 17.6% and 24.2% respectively.

TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)
HARSYA DENNY SURYO
Vice President Investor Relations & Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:     62-21-5215109
Fax:   62-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com
Disclaimer :
This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of TELKOM, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and TELKOM’s future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by TELKOM, or indicated by any such forward looking statements, will be achieved.